INFORMATION CIRCULAR
(as at May 11, 2017 unless otherwise specified)

SNIPP INTERACTIVE INC.

1605 Connecticut Ave NW, 4th Floor

Washington, DC

20009

SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of SNIPP INTERACTIVE INC. (the "Corporation" or "Snipp") for use at the annual and special meeting of shareholders (and any adjournment thereof) (the "Meeting") to be held on Friday, June 16, 2017 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost, or by outside parties. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of the Circular have been approved by the directors of the Corporation (the "Board").

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO MUST BE A SHAREHOLDER, AS MORE SPECIFICALLY SET OUT BELOW) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. of 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or to the Chairman of the Meeting on the day of the Meeting, before the commencement of the Meeting.

A person must not be appointed a proxyholder unless the person is a shareholder of the Corporation, unless: (a) the shareholder is a corporation; (b) the Corporation has only one shareholder at the time of the Meeting; or (c) the remaining shareholders present in person or represented by proxy at the Meeting for which the proxyholder is appointed, by resolution on which the proxyholder is not entitled to vote, permit the proxyholder to attend and vote at the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee and custodian for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, the Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a non-registered shareholder receiving such a form wish to vote at the Meeting, the non-registered shareholder should strike out the names of the management proxyholders named in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted. All references to shareholders in the Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

IN THE ABSENCE OF ANY DIRECTION IN THE FORM OF PROXY, IT IS INTENDED IF MANAGEMENT'S PROXYHOLDERS ARE SELECTED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE CIRCULAR.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of the Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in the Circular, none of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value

Issued and Outstanding:	132,536,675 common shares without par value

Only shareholders of record at the close of business on May 11, 2017, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his or her name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at the date hereof, based on information provided on the System for Disclosure by Insiders (SEDI) and on information filed by third parties on the System for Electronic Document Analysis and Retrieval (SEDAR), no person or corporation beneficially owned, directly or indirectly, or exercised control or discretion over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than Lark Investments Inc., and its affiliates (collectively, "Lark") which holds 23,152,136 common shares, representing approximately 17.5%  of the outstanding shares of the Corporation.

As of the Record Date, the directors and executive officers of the Corporation, as a group, beneficially owned, or controlled or directed, directly or indirectly, approximately 17,419,478  common shares, representing approximately 13.1% of the outstanding common shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

The Meeting has been called for shareholders to consider and, if thought appropriate, to pass resolutions in relation to each of the following matters:

1.

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited financial statements of the Corporation for the years ended December 31, 2016 and 2015, together with the report of the auditors thereon.

2.

FIXING THE NUMBER OF DIRECTORS TO BE ELECTED

The Board presently consists of five directors. Management proposes to nominate five directors at the Meeting until the next annual meeting, all of whom are currently directors.

At the Meeting, shareholders will be asked to pass an ordinary resolution fixing the number of directors to be elected at the Meeting at five.

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOUR of fixing the number of directors to be elected at the Meeting at five. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

3.

ELECTION OF DIRECTORS

The Board presently consists of five directors. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Articles of the Corporation. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Unless authority to do so is withheld, common shares represented by proxies IN FAVOUR of management representatives will be voted FOR the election of all of the nominees whose names are set forth below.

The following table states the name of each of the five persons proposed to be nominated by management for election as a director, the province or state and country of residence, all offices of the Corporation now held by him, his principal occupation, business or employment for the five preceding years, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the Record Date.

Name, Position and Province and Country of Residence	Principal Occupation Within Five Preceding Years	Served as Director Since	Number of Common Shares(1)
Ram Ramkumar(2)(3) Ontario, Canada Director and Chairman	Chairman and a principal shareholder of Process Research Orthech Inc., a private company providing research and development work to the mining, metallurgical, recycling and chemical industries. A principal shareholder of ASL Print FX, a private company providing high-end promotional print solutions to consumer packaged goods companies.	November 6, 2014	500,000
Atul Sabharwal Maryland, USA Chief Executive Officer and Director	CEO of the Corporation. Previously Executive Director of Acme Group from 2006 to 2011.	March 1, 2012	6,910,431
Ritesh Bhavnani Maryland, USA President, Chief Technology Officer and Director	Full time consultant/employee to the Corporation (President and Chief Technology Officer) (May 2010 to present). Previously Engagement Manager at McKinsey & Company (2005 to 2010).	March 1, 2012	7,060,932
Michael Dillon(3) Connecticut, USA Director

Founder and Captain of Seven C’s Marketing, a consultancy firm helping brands, agencies and marketing services vendors navigate the path to purchase.  Extensive experience in branding, promotion, retailer activation and loyalty using the latest technologies both in store and online.

		April 10, 2014	Nil
Michael J. Cannata(2)(3) Stouffville, Canada Director	Partner and Co-founder at Patent Monetization Inc. (PMI) since March 2010 and president and founder of BOCA Advisory Services Inc. since September 2010.	October 15, 2015	Nil

(1)	The information as to securities over which control or direction is exercised, not being within the knowledge of the Corporation, was provided by the respective candidates.
(2)	Denotes member of Audit & Risk Committee.
(3)	Denotes member of Compensation & Governance Committee.

Orders, Penalties and Bankruptcies

To the Corporation's knowledge, no proposed director of the Corporation is, as at the date of the Circular, other than as disclosed below, or was within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation), that:

(a)

was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

No proposed director or executive officer of the Corporation:

(a)

is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the above section, the term "order" means:

(a)

a cease trade order;

(b)

an order similar to a cease trade order;

(c)

an order that denied the relevant company access to any exemption under securities legislation, or

(d)

that was in effect for a period of more than 30 consecutive days.

No proposed director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

During the 10 years preceding the date of the Circular, no proposed director has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

4.

APPOINTMENT OF AUDITOR

The persons named in the accompanying proxy intend to vote for the appointment of MNP LLP, as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix its remuneration. Common shares represented by proxies IN FAVOUR of the management representatives will be voted FOR of such resolution, unless a shareholder has specified in their proxy that their common shares are to be withheld from voting on such resolution.

5.

APPROVAL AND AMENDMENT OF 2016 STOCK OPTION PLAN

On June 1, 2016, the shareholders approved and the Board adopted the existing fixed number stock option plan (the "2016 Option Plan") of the Corporation, which provides that the Board may from time to time, in its discretion, and in accordance with the requirements of the TSX Venture Exchange (the “Exchange” or the "TSX-V"), grant to directors, officers and employees of, and consultants to, the Corporation, non-transferable options to purchase common shares ("Options"), provided that the number of common shares reserved for issuance will not exceed 20% of Snipp's issued and outstanding common shares as of June 1, 2016, being 25,667,360 common shares.

The Corporation intends to amend the 2016 Option Plan at the Meeting to provide that the number of common shares that can be reserved for issuance will be up to a maximum of 20% of the Corporation's issued and outstanding common shares as at the date of the Meeting.  There are 132,536,675 common shares of the Corporation issued and outstanding as of the date of this Circular, but Snipp may issue additional shares before the date of the Meeting pursuant to its Financing (as defined below) that was announced on May 5, 2017.

Other than the change in the maximum number of common shares that may be reserved for issuance pursuant to Section 4.2 of the 2016 Option Plan, no other amendments have been proposed or made to the 2016 Option Plan.

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution approving the 2016 Option Plan, a copy of which is attached as Schedule "A". The exact maximum number of shares that may be reserved for issuance pursuant to Section 4.2 of the 2016 Option Plan will be 20% of the number of issued and outstanding common shares of the Corporation on the date of the Meeting and will be inserted into Section 4.2 accordingly. At the Meeting, shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

"BE IT RESOLVED THAT:

(1)

the stock option plan of the Corporation, substantially in the form attached as Schedule "A" to the Circular of the Corporation dated May 11, 2017, is ratified, confirmed and approved;

(2)

any one director or officer of the Corporation is authorized to amend the stock option plan of the Corporation:

(a)

by inserting the number of common shares that may be reserved for issuance in Section 4.2 thereof, being 20% of the issued and outstanding common shares of the Corporation on the date hereof; and

(b)

should such amendments be required by applicable regulatory authorities including, but not limited to, the Exchange; and

(3)

any one director or officer of the Corporation is authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOUR of the approval of the 2016 Option Plan. The Board recommends that shareholders vote FOR the approval of the 2016 Option Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting, with the votes attaching to the common shares beneficially owned by Insiders (as such term is defined by the policies of the Exchange) of the Corporation excluded from the vote, as more specifically set out below.

The following table sets out the number of common shares of Snipp beneficially owned by each Insider that must be excluded from the vote to approve the 2016 Option Plan, as required by the Exchange. More specifically, Section 3.10(b) of Policy 4.4 of the Exchange requires the Corporation to obtain disinterested shareholder approval for the 2016 Option Plan, with all shares of the Corporation beneficially owned by Insiders to whom Options may be granted under the 2016 Option Plan excluded from the vote.

Name of Insider	Position with the Corporation	Number of Common Shares Held(1)
Ram Ramkumar	Director and Chairman of the Board	500,000
Atul Sabharwal	Director and CEO	6,910,431
Ritesh Bhavnani	Director and President and CTO	7,060,932
Michael Dillon	Director	Nil
Michael J. Cannata	Director	Nil
Rahoul Roy	EVP, Corporate Development and Chief Legal Officer	1,137,115
Jaisun Garcha	CFO and Corporate Secretary	1,811,000(2)
John Fauller	EVP, Product and Innovation	Nil
Rob Rathke	EVP, Sales	Nil
Lark	17.5% holder (Insider)	23,152,136
Total		40,571,614

(1)	As at May 11, 2017.
(2)	200,000 of the common shares are held by 681315 B.C. Ltd., a private company wholly-owned by Jaisun Garcha.

As of the Record Date, 132,536,675 common shares were issued and outstanding. The 42,259,557 common shares beneficially owned by Insiders represent approximately 30.6% of the issued and outstanding common shares entitled to vote at the Meeting as of the Record Date.

6.

APPROVAL OF EXTENSION OF CONSIDERATION WARRANTS.

On March 1, 2012, the Corporation (formerly Alya Ventures Ltd.) closed its qualifying transaction (“QT”) pursuant to Policy 2.4 of the Exchange and issued an aggregate of 6,188,688 consideration warrants (the “Consideration Warrants”) to the shareholders of Consumer Impulse Inc.  Each Consideration Warrant entitles the holder to purchase one common share of the Corporation at an exercise price of US$0.13 per Consideration Warrant until March 1, 2017. The following table sets out the Consideration Warrants and common shares held by each of the following holders of the Consideration Warrants as of the Record Date (the “Holders”)

Holder	Number of Consideration Warrants	Number of Common Shares held
Ritesh Bhavnani	2,422,891	7,060,932
Atul Sabharwal	2,422,891	6,910,431
Rahoul Roy	309,434	1,137,115
Anthony Durkacz	216,604	941,385
Wilson A. Bell	742,642	2,729,073
David Colburn	56,771	207,624
Walter Giancola	4,587	16,858
Jonathan Bell	12,868	48,000
Total	6,188,688	19,051,418

The Consideration Warrants expired on March 1, 2017, and, based on a request received from the Holders, the Corporation requested the TSX-V prior to such expiration date, to grant a one (1) year extension of the Consideration Warrants to March 1, 2018 (the “Extension”).   The Exchange approved the Extension, subject to  Snipp obtaining disinterested shareholder approval of the Extension with the common shares of the Corporation beneficially owned by all Holders excluded from the vote.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass an ordinary resolution approving and ratifying the Extension, if thought advisable, in the following form:

"BE IT RESOLVED THAT:

(1)

the Extension of the Consideration Warrants as more specifically set out in the Circular of the Corporation dated May 11, 2017, is ratified, confirmed and approved; and

(2)

any one director or officer of the Corporation is authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the Extension of the Consideration Warrants."

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOUR of the ratification and approval of the Extension. The Board recommends that shareholders vote FOR the ratification and approval of the Extension. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting, with the votes attaching to the common shares of the Corporation beneficially owned by Holders excluded from such vote, as more specifically set out below.

As of the Record Date, 132,536,675  common shares of the Corporation were issued and outstanding. The 15,108,478  common shares of the Corporation beneficially owned by Insiders that are Holders and the 3,942,940 common shares of the Corporation beneficially owned by persons other than Insiders that are Holders represent a total of 14.4% of the issued and outstanding common shares of the Corporation entitled to vote at the Meeting as of the Record Date.

7.

APPROVAL OF CREATION OF "CONTROL PERSON"

On May 5, 2017, Snipp announced a non-brokered private placement (the "Financing") of up to 45,000,000 common shares, at a price of C$0.10 per common share, for gross proceeds of up to C$4.5 million. It is expected that the Financing will close in tranches and that Lark, currently an "Insider" of Snipp as a result of it owning 17.5% of the issued and outstanding common shares, will subscribe for up to 25,000,000 common shares in the Financing (the "New Lark Shares") that will result in it owning more than 20% of the issued and outstanding common shares of Snipp and therefore a "Control Person" as such term is defined in the policies of the Exchange. Assuming that the Financing is fully-subscribed, there will be 177,536,675 common shares issued at the outstanding at the closing of the final tranche of the Financing, of which Lark, if it subscribes for 25,000,000 common shares in the Financing as is expected, would own 48,152,136 common shares, being 27.1% of the total issued and outstanding common shares.

Lark is an international investment company headquartered in Toronto, controlled by Sajjad Ebrahim and his family.  Mr. Ebrahim is an entrepreneur who sold a family owned manufacturing organization in 2013 that had facilities in the USA, UK and Canada. Since the sale of the manufacturing business, Mr. Ebrahim has, through Lark Investments, invested in various ventures and venture funds and other private equities. Lark Investments has held over 10% of Snipp’s common shares since April 2016.

Disinterested shareholder approval of the creation of a Control Person must be obtained by ordinary resolution requiring a majority of more than 50% of the votes cast in favour of the resolution, excluding the common shares held by the new Control Person and its associates and affiliates. Accordingly, the votes of the common shares held by Lark will not be counted for the purpose of this resolution.

Management of Snipp believes it is in the best interest of Snipp to subscribe for the New Lark Shares and for Lark to become a Control Person. The funds expected to be raised in the Financing are significant and are expected to be crucial to Snipp at this time given it has completed a major phase of investment in engineering and product development, and is now turning its attention to focus on sales and marketing efforts. If Snipp is able to complete the Financing, Snipp is expected to be in a very strong position to devote significant resources to these efforts and work towards its goal of reaching cash flow breakeven and profitability.

At the Meeting, disinterested shareholders will be asked to approve, with or without variation, the following resolution authorizing the issue of the New Lark Shares that could result in Lark becoming a Control Person:

"BE IT RESOLVED THAT:

(1)

Snipp be authorized to issue the New Lark Shares to Lark, as defined and detailed in the Circular of the Corporation dated May 11, 2017, the result of which will be the creation of a new Control Person, as that term is defined in the policies of the TSX Venture Exchange, is ratified, confirmed and approved; and

(2)

any one director or officer of Snipp is authorized and directed to perform all such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOUR of the ratification and approval of the creation of Lark as a Control Person. The Board recommends that shareholders vote FOR the ratification and approval of the creation of Lark as a Control Person. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting, with the votes attaching to the common shares of the Corporation beneficially owned by Lark excluded from such vote, as more specifically set out above.

OTHER MATTERS

Management of the Corporation knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying the Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying the Circular to vote on the same in accordance with their best judgement.

AUDIT AND RISK COMMITTEE

Pursuant to section 224 of the BCBCA, the Corporation is required to have an audit committee composed of not less than three directors of the Corporation, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

The Corporation must also, pursuant to the provisions of National Instrument 52-110 Audit Committees ("NI 52-110"), provide the following information regarding its audit and risk committee (the "Audit & Risk Committee") to its shareholders in the Circular.

Audit & Risk Committee Charter

The Corporation has a written charter (the "Audit & Risk Committee Charter") which sets out the duties and responsibilities of the Audit & Risk Committee. The text of the Audit & Risk Committee Charter is attached as Schedule "B".

Composition of the Audit & Risk Committee

As of the Record Date, the Audit & Risk Committee is comprised of two (2) directors, Ram Ramkumar and Michael Cannata, as a result of the resignation of Susan Doniz as a director on April 6, 2017. Both members of the Audit & Risk Committee are "financially literate" and "independent", as such terms are defined in NI 52-110.

Pursuant to Section 3.5(b) of NI 52-110, Snipp has until October 6, 2017 to fill the vacancy resulting from the resignation of Ms. Doniz.

Relevant Education and Experience

Ram Ramkumar

Mr. Ramkumar has had a 25-plus-year career as a successful business entrepreneur and has held numerous senior management and board level positions at several different publicly listed companies. He was chief financial officer, vice-president, operations, and general manager at Reff Inc., a manufacturer of high-end furniture, which traded on the Toronto Stock Exchange ("TSX"). Subsequently, he was chief executive officer of Inscape Corporation, a company traded on the TSX. Additionally, he has previously served on the boards of several publicly listed corporations, including Angoss Software Corp., a provider of business analytics solutions to customers which was traded on the TSX, Cedara Software, a provider of medical imaging software which was traded on the TSX and NASDAQ, and Merge Healthcare, which was traded on the NASDAQ.

Michael Cannata

Mr. Cannata is a business strategist and serial entrepreneur with seven start-ups to his credit and senior management experience across a vast array of industries. Mr. Cannata has deep expertise in the field of intellectual property and has been elected to the IAM Strategy 300 list of World Leading IP Experts every year since the inception of the program in 2009. Mr. Cannata is currently Partner and Co-founder at Patent Monetization Inc. (PMI), one of the first specialist patent brokerage firms in North America. He is also currently President of BOCA Advisory Services Inc., patent litigation management company.  Mr. Cannata also founded Brokercom Inc. a financial services web-based software company and served as its President & CEO. Mr. Cannata also had a highly successful turn at Cybermation Inc., a systems management mainframe software company. He has both private and public company board experience including Selient Inc. a TSX-V listed corporation that provided loan origination software for the credit union market and Momentum Inc. a TSX listed company that provided managed data center services. Mr. Cannata has an undergraduate degree in business from York University, is the named inventor on five US patents.

As a result of their respective business experience, each member of the Audit & Risk Committee: (a) has an understanding of the accounting principles used by the Corporation to prepare its financial statements; (b) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) has experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that that can reasonably be expected to be raised by the Corporation's financial statements; and (d) has an understanding of internal controls and procedures for financial reporting.

Audit & Risk Committee Oversight

At no time since January 1, 2016, the commencement of the Corporation's most recently completed financial year, was a recommendation of the Audit & Risk Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time during the Corporation's most recently completed financial year, has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Corporation is relying on the exemption in Section 6.1 of NI-52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

Pre-Approval Policies and Procedures

The Audit & Risk Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor for the Corporation's financial years ended December 31, 2016 and December 31, 2015 for audit fees is as follows:

Financial Period Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2016	US$78,337.99 (4)	US$1,886.78 (4)	US$8,560.65 (4)	Nil
December 31, 2015	US$40,903.90(5)	US$13,176.06(5)	US$2,968.86(5)	Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.
(4)	These amounts have been converted from C$ based on the exchange rate of C$1.3249 per US$1.00, being the average closing exchange rate quoted by the Bank of Canada in 2016.
(5)	These amounts have been converted from C$ based on the exchange rate of C$1.2787 per US$1.00, being the average closing exchange rate quoted by the Bank of Canada in 2015.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure regarding corporate governance matters is provided pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), National Policy 58-201 – Corporate Governance Guidelines and in accordance with Form 58-101F2. The following describes the Corporation's approach to corporate governance.

Board of Directors

The Board currently consists of five directors: Ram Ramkumar (Chairman), Atul Sabharwal (President and CEO), Ritesh Bhavnani (President and CTO), Michael Dillon and Michael J. Cannata.

Messrs. Ramkumar and Cannata are independent directors as defined in NI 58-101 and NI 52-110. Messrs. Bhavnani and Sabharwal are, or have been in the previous three years, executive officers of the Corporation and are deemed to be not independent of the Corporation. Mike Dillon has been in the previous year a consultant to the Company and is deemed to be not independent of the Corporation for the period commencing on January 2016  and continuing until March 2016, and then again for the period commencing on June 2016 and continuing until December 2016.

The operations of the Corporation do not support a large board of directors, and the Compensation & Governance Committee has determined that the proposed size and constitution of the Board is appropriate for the Corporation's current stage of development.

The Board meets for formal board meetings periodically on an ad hoc basis during the year to review and discuss the Corporation's business activities and to consider and, if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. In addition, management informally provides updates to the Board at least once per quarter between formal Board meetings. In general, management consults with the Board when deemed appropriate to keep the Board informed regarding the Corporation's affairs.

The Board facilitates the exercise of independent supervision over management through these various meetings. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with his fiduciary obligations as a director of the Corporation, disclose the nature and extent of his interest in certain matters at the meeting and abstain from voting on or against the approval of such matters.

Directorships

The following directors of the Corporation are also directors of other reporting issuers as set out below:

Name of Director	Position	Name of Reporting Issuer
Ram Ramkumar	Director	Continental Precious Materials

Orientation and Continuing Education

At present, the Corporation does not provide a formal orientation and education program for new directors. Prior to joining the Board, potential Board members are encouraged to meet with management and inform themselves regarding management and the Corporation's affairs. After joining the Board, management and the Chairman of the Board provide orientation both at the outset and on an ongoing basis. The Corporation currently has no specific policy regarding continuing education for directors. Requests for education are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The primary step taken by the Corporation to encourage and promote a culture of ethical business conduct is to conduct appropriate due diligence on proposed directors, and ensure that proposed directors exhibit the highest ethical standards. The Board does not currently have a written code of ethics. The Board monitors the ethical conduct of the Corporation and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. When discussing potential transactions and agreements where a director has an interest, that director will be expected to disclose that interest to the Board and if necessary the Board may ask that director not to participate in the ensuing discussion and/or voting on that particular transaction and/or agreement.

Nomination of Directors

Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Compensation & Governance Committee.  Proposals are put forth by the Compensation & Governance Committee and considered and discussed by the Board. If a candidate looks promising, the Compensation & Governance Committee will conduct due diligence on the candidate and, if the results are satisfactory, the Board will invite the candidate to join the Board.

Compensation and Corporate Governance Committee

The Board has a compensation and corporate governance committee (the "Compensation & Governance Committee"), which currently consists of three directors, Messrs. Cannata (Chairman), Ramkumar and Dillon, of whom, Messrs. Cannta and Ramkumar are "independent" as defined in NI 58-101. All members of the Compensation & Governance Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses.

Compensation & Governance Charter

The Corporation has a written charter (the "Compensation & Governance Charter") which sets out the duties and responsibilities of the Compensation & Governance Committee. The text of the Compensation & Governance Charter is attached as Schedule "C".

Other Board Committees

The Corporation does not have any standing committees, other than the Audit & Risk Committee and Compensation  & Governance Committee.

Assessments

At present, the Board does not have a formal process for assessing the effectiveness of the Board, its committees and individual directors. These matters are dealt with on a case by case basis at the Board level.

STATEMENT OF EXECUTIVE COMPENSATION

In this Statement of Executive Compensation:

(a)

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Corporation or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries;

(b)

“named executive officer” or “NEO” means each of the following individuals:

(i)

each individual who, in respect of the Corporation, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

(ii)

each individual who, in respect of the Corporation, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

(iii)

in respect of the Corporation and its subsidiaries, the most highly compensated executive officer other than the individuals identified in (i) and (ii) above at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year; and

(iv)

each individual who would be a named executive officer under (iii) but for the fact that the individual was not an executive officer of the Corporation, and was not acting in a similar capacity, at the end of that financial year;

(c)

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons;

(d)

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and NEO Compensation

The following table is a summary of compensation paid to the directors and Named Executive Officers, excluding compensation securities, during the last financial year ended December 31, 2016, and December 31, 2015:

Name and Position	Year Ended	Salary, consulting fee, retainer or commission (US$)	Bonus (US$)	Committee or Meeting Fees (US$)	Value of Perquisites (US$)	Value of all other compen- sation (US$)(1)	Total compen- sation (US$)
Atul Sabharwal Director and CEO	Dec 31, 2016	$279,167	Nil	Nil	Nil	$2,737	$281,904
	Dec 31, 2015	$200,000	$200,000	Nil	Nil	$1,141	$401,141
Ritesh Bhavnani Director and President and CTO	Dec 31, 2016	$279,167	Nil	Nil	Nil	$13,866	$293,033
	Dec 31, 2015	$200,000	$200,000	Nil	Nil	$10,031	$410,031
Jaisun Garcha(2) CFO and Corporate Secretary	Dec 31, 2016	$165,000	Nil	Nil	Nil	Nil	$165,000
	Dec 31, 2015	$99,287	$65,000	Nil	Nil	Nil	$164,287
Ram Ramkumar(3) Director and Chairman	Dec 31, 2016	Nil	Nil	$35,000	Nil	Nil	$35,000
	Dec 31, 2015	Nil	Nil	$34,500	Nil	Nil	$34,500
Michael Dillon Director	Dec 31, 2016	$89,250	Nil	$23,000	Nil	Nil	$112,250
	Dec 31, 2015	$66,000	Nil	$29,000	Nil	Nil	$95,000
Michael J. Cannata(4) Director	Dec 31, 2016	Nil	Nil	$29,375	Nil	Nil	$29,375
	Dec 31, 2015	Nil	Nil	$9,000	Nil	Nil	$9,000

(1)	All other compensation represents medical insurance costs paid by the Corporation.
(2)	Payments were made to 681315 B.C. Ltd., a private company wholly-owned by Jaisun Garcha.

Stock Options and Other Compensation Securities

The following table includes all compensation securities granted or issued to each director and NEO by the Corporation and its subsidiaries, during the fiscal year ended December 31, 2016:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (C$)	Closing price of security or underlying security on date of grant (C$)	Closing price of security or underlying security at year end (C$)	Expiry date
Atul Sabharwal Director and CEO	Stock options	An option to acquire 500,000 common shares	Feb. 11, 2016	$0.38	$0.36	$0.14	Feb. 11, 2021
Ritesh Bhavnani Director and President and CTO	Stock options	An option to acquire 500,000 common shares	Feb. 11, 2016	$0.38	$0.36	$0.14	Feb. 11, 2021
Jaisun Garcha CFO and Corporate Secretary	Stock options	An option to acquire 100,000 common shares	Feb. 11, 2016	$0.38	$0.36	$0.14	Feb. 11, 2021
Ram Ramkumar Director and Chairman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Dillon Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael J. Cannata Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

The stock options issued by the Corporation within the table above in 2016 all had three-year vesting with one-third vesting one year from grant date and then additional one-third increments vesting each following year until fully vested.

The following table includes all compensation securities exercised by each director and NEO of the Corporation, during the fiscal year ended December 31, 2016:

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of compensation security	Number of compensation securities exercised	Exercise price per security (C$)	Date of exercise	Closing price per security on date of grant (C$)	Difference between exercise price and closing price on date of exercise (C$)	Total value on exercise date (C$)
Atul Sabharwal Director and CEO	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ritesh Bhavnani Director and President and CTO	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jaisun Garcha CFO and Corporate Secretary	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ram Ramkumar Director and Chairman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Dillon Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael J. Cannata Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Stock Option Plans and Other Incentive Plans

The purpose of the 2016 Option Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to incent such persons to contribute toward the long-term goals of the Corporation, and to encourage such persons to acquire common shares as long term investments. The 2016 Option Plan is attached to this Circular as Schedule "A". The material terms of the 2016 Option Plan are as follows:

•

Options may be granted to bona fide employees, consultants, officers or directors, or corporations employing or wholly-owned by such persons;

•

the 2016 Option Plan is to be administered by the Compensation & Corporate Governance Committee;

•

the 2016 Option Plan is a fixed number plan – the number of Options that may be granted is an amount equal to 20% of the Corporation's issued and outstanding common shares on the date the 2016 Option Plan is approved;

•

the aggregate number of common shares that may be reserved for issuance to any one individual in a 12 month period may not exceed 5% of the issued and outstanding common shares of the Corporation;

•

the number of Options granted to any one consultant in a 12-month period may not exceed 2% of the issued and outstanding common shares of the Corporation at the time of the grant;

•

subject to Exchange Policy 5.2, the exercise price of an Option may not be less than the closing market price for the last trading day immediately before the date of grant of the Option;

•

each Option will expire on a date determined by the Board;

•

the vesting schedule of an Option will be determined by the Board and set out in each option agreement, provided that Options issued to consultants performing "Investor Relations Activities" (as defined in the 2016 Option Plan) will vest in stages over 12 months, with no more than ¼ of the Options vesting in any three month period;

•

if a director, officer, consultant or employee ceases to be so engaged by the Corporation for any reason other than death, such person will have the right to exercise any vested Option not vested before such termination within 90 calendar days after such termination or such shorter period as set out in the particular option agreement;

•

Options may be exercised in whole or in part at any time before their respective expiry dates. Common shares purchased by an optionee on exercise of an Option will be paid for in full in cash at the time of exercise; and

•

the 2016 Option Plan and the granting and exercising of Options are subject to applicable black-out period policies and practices of the Corporation and the Board.

The 2016 Option Plan was approved by shareholders at the Corporation's annual general and special meeting on June 1, 2016. The 2016 Option Plan contains no material changes other than an increase in the specific number of common shares that may be reserved for issuance under the 2016 Option Plan as a result of an increase in the total number of issued and outstanding shares of the Corporation on the date of the Meeting. If the 2016 Option Plan is approved by shareholders at the Meeting, management will insert the new maximum number in Section 4.2 of the 2016 Option Plan.

Employment, Consulting and Management Agreements

The following is a summary of the material terms in the agreements between the Corporation and each of its directors and NEOs:

Atul Sabharwal

Atul Sabharwal is a party to an employment agreement with the Corporation dated June 1, 2015 which provides for a base salary of US$200,000.00 per annum. The agreement provides that:

•

Mr. Sabharwal will be eligible to receive an annual incentive cash bonus for each full fiscal year ending during the term of the agreement beginning with the 2015 fiscal year with a maximum incentive bonus of 100% of his base salary as determined by the Compensation & Governance Committee. The payment of such bonus is conditional upon achieving pre-determined objective performance goals set by the Compensation & Governance Committee;

•

upon a "change of control" of the Corporation that Mr. Sabharwal votes in favor of, Mr. Sabharwal will receive a payment equal to his annual base salary, annualized for any partial year, or in the case of a "change of control" that Mr. Sabharwal does not vote for, Mr. Sabharwal will receive a payment equal to two (2) times his annual base salary, annualized for any partial year. In either case, the vesting of Mr. Sabharwal's Options will accelerate and the Corporation must pay all of the accrued obligations owing to him;

•

Mr. Sabharwal may be terminated for cause; and

•

if Mr. Sabharwal is terminated without cause, or if he terminates his employment for "good reason": the vesting of Mr. Sahbarwal's options will accelerate, the Corporation will pay all of the accrued obligations owing to him and he will receive a payment equal to his annual base salary, annualized for any partial year and a payment equal to the pro rated portion of his bonus in effect before his termination date, which pro rated portion will be a minimum of US$100,000.

Ritesh Bhavnani

Ritesh Bhavnani is a party to an executive employment agreement with the Corporation dated June 1, 2015 which provides for a base salary of US$200,000.00 per annum. The agreement provides that:

•

Mr. Bhavnani will be eligible to receive an annual incentive cash bonus for each full fiscal year ending during the term of the agreement beginning with the 2015 fiscal year with a maximum incentive bonus of 100% of his base salary as determined by the Compensation & Governance Committee. The payment of such bonus is conditional upon achieving pre-determined objective performance goals set by the Compensation & Governance Committee;

•

upon a "change of control" of the Corporation that Mr. Bhavnani votes in favor of, Mr. Bhavnani will receive a payment equal to his annual base salary, annualized for any partial year, or in the case of a "change of control" that Mr. Bhavnani does not vote for, Mr. Bhavnani will receive a payment equal to two (2) times his annual base salary, annualized for any partial year. In either case, the vesting of Mr. Bhavnani's Options will accelerate and the Corporation must pay all of the accrued obligations owing to him;

•

Mr. Bhavnani may be terminated for cause; and

•

if Mr. Bhavnani is terminated without cause, or if he terminates his employment for "good reason": the vesting of Mr. Bhavnani's options will accelerate, the Corporation will pay all of the accrued obligations owing to him and he will receive a payment equal to his annual base salary, annualized for any partial year and a payment equal to the pro rated portion of his bonus in effect before his termination date, which pro rated portion will be a minimum of US$100,000.

Jaisun Garcha

Mr. Garcha does not have a written employment agreement with the Company.

Oversight and Description of Director and NEO Compensation

See "Statement of Corporate Governance Practices – Compensation & Governance Committee" for a description of the Corporation's Compensation & Governance Committee.

The Corporation has a compensation program that includes paying base salaries, providing performance based incentive bonuses and granting incentive stock options to the executive officers and directors, including the NED Compensation Structure for compensating non-employee members of the Board. The Corporation, through the recommendations of the Compensation & Governance Committee, recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Corporation to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of the performance based incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Corporation. Implementation of new incentive stock option plans and amendments to the existing stock option plan is the responsibility of the Compensation & Governance Committee. The compensation of the executive officers and directors is reviewed and recommended for the Board's approval by the Compensation & Governance Committee.

The general objectives of the Corporation's compensation strategy are to:

(a)

compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)

align management's interests with the long-term interests of shareholders;

(c)

provide a compensation package that is commensurate with other comparable companies to enable the Corporation to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account the Corporation's stage of development and its available financial resources. The Corporation's compensation package is designed to provide a blend of non-cash stock option compensation and a base salary. In addition, achievement of corporate goals will be rewarded with performance based incentive bonuses.

The Corporation will have no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services will be paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Actual compensation varies based on the performance of the executives relative to the achievement of goals and the price of the Corporation's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Performance Based Incentive Bonuses	Performance based cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants will be made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

Snipp relies on the discretion and judgment of the Board, and the recommendations of the Compensation & Governance Committee, in establishing and amending contracts for all forms of compensation, including Options to be granted to the officers and the directors, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation & Governance Committee is currently developing a formal process to use objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation & Governance Committee and the Board are guided by the general objectives of the Corporation's compensation strategy as set out above.

No significant events have occurred during the most recently completed financial year that have significantly affected compensation including changes or waivers of any performance criteria or goal in respect of any NEO. There were no other significant changes to the Corporation's compensation policies that were made during or after the most recently completed financial year that could or will have an effect on director or NEO compensation.

Pension Plan Disclosure

The Corporation does not provide retirement benefits for directors or executive officers.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the commencement of the Corporation's most recently completed financial year, no current or former director, executive officer or employee of the Corporation, or of any of its subsidiaries, has been indebted to the Corporation or to any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in the Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no director or senior officer of the Corporation, management nominee for election as a director of the Corporation, shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons has since the commencement of the Corporation's most recently completed financial year any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Corporation or any subsidiary of the Corporation are not, to any substantial degree, performed by a person other than the directors or senior officers of the Corporation.

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc., at its offices in Vancouver, British Columbia, is the registrar and transfer agent for the Common Shares.

AUDITOR

The auditor of the Corporation is MNP LLP of 111 Richmond Street West, Suite 300, Toronto, ON M5H 2G4. At the Annual General Meeting of the Corporation held on October 5, 2012, the Corporation's shareholders ratified the appointment of MSCM LLP (now MNP LLP) as auditor.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 1605 Connecticut Ave NW, 4th Floor, Washington, DC, USA, 20009 or call the Corporation at 1-888-997-6477 or email to investors@snipp.com to request copies of the Corporation's financial statements and management discussion and analysis.

Financial information for the Corporation is provided in the Corporation's financial statements and management discussion and analysis which is available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 11th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS "Ram Ramkumar" Ram Ramkumar Chairman and Director

SCHEDULE "A"

2016 OPTION PLAN

Please see attached.

SCHEDULE "B"

SNIPP INTERACTIVE INC.

(the "Corporation")

AUDIT AND RISK COMMITTEE CHARTER

 (Adopted by the Board of Directors on April 27, 2015)

A.

PURPOSE

The overall purpose of the Audit and Risk Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the board of directors (the "Board").

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the committee for the ensuing year. The board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

3.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

4.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.

The Committee shall have access to such officers and employees of the corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

6.

Meetings of the committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

7.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Corporation's external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

to review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Corporation's financial and auditing personnel;

(iv)

co-operation received from the Corporation's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Corporation;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

4.

The Committee is also charged with the responsibility to:

(a)

review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

annual and interim MD&A;

(iv)

prospectuses;

(v)

news releases discussing financial results of the Corporation; and

(vi)

other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Corporation's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders; and

(j)

evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.

SCHEDULE "C"

SNIPP INTERACTIVE INC.,

(the “Company”)

COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(Adopted by the Board of Directors on May 1, 2016)

A.

PURPOSE

The purpose of the Compensation and Corporate Governance Committee (the "Committee") established pursuant to this charter is to discharge the responsibilities of the Company's Board of Directors (the "Board") with respect to: (a) reviewing and making recommendations to the Board relating to compensation matters for the Company's executive officers and other employees and consultants to the extent set forth herein and administer the Company's equity and other compensation plans; (b) the Company’s overall corporate governance and overseeing the orientation program for new directors; and (c) such other actions and matters as the Board may from time to time authorize the Committee to undertake or assume responsibility for.

In performing this function, it shall be the objective of the Committee to: (i) encourage the achievement of the Company’s long-range objectives by providing compensation which directly relates to the performance of the individual and the achievement of internal strategic objectives; (ii) establish compensation policies and guidelines that will attract and retain qualified personnel through an overall level of compensation opportunity that is competitive within the Company’s industry; (iii) promote a direct relationship between compensation and the Company’s performance by facilitating executive officer stock ownership through restricted stock and stock option awards; (iv) identify and provide orientation of new Directors and evaluate incumbent Directors; and (iv) assist the Board in establishing and maintaining a sound system of corporate governance through a process of continued assessment and enhancement.

B.

MEMBERSHIP

Size and Qualification:

The size of the Committee is set from time to time by the Board of Directors, but will always consist of at least two (2) directors, a majority of whom are independent.

Appointment:

The members of the Committee will be appointed by a majority vote by the Board of Directors.

Chair:

The Board shall designate one member of the Committee as the Committee Chair.

Removal:

Any Committee member may be removed by the Board of Directors at any time.

C.

COMMITTEE RESPONSIBILITIES AND AUTHORITY

Assess Compensation Philosophy:

Oversee, at least annually, the Company’s overall compensation philosophy, policies and programs, and assess whether the Company’s compensation philosophy establishes appropriate incentives for applicable management and employees.

Review CEO, President and Executives Performance and Compensation:

Review and recommend to the Board for approval,  corporate goals and objectives relevant to the CEO, President  and other senior executives’ compensation, including annual performance objectives, if any.

The Committee shall evaluate the performance of the CEO and other senior executives in light of such goals and objectives and utilize such evaluation to review and recommend to the Board for approval, the terms and grant of compensation to the CEO, President and other senior executives.

Approve Employment Agreements and Severance Packages for Executives:

Review and recommend to the Board for approval,  severance arrangements for the CEO, President and other senior executives, including change-in-control provisions, plans or agreements, and, to the extent that any such agreements are entered into, employment agreements for the CEO, President and other senior executives.

Review Board and Committee Compensation:

Establish compensation policies and practices for non-employee directors for service on the Board and its committees, as well as for the Chairperson of the Board. The Committee will recommend to the Board and regularly review the appropriate level of director compensation.

Administer and Review Stock/Equity Plans:

To administer the Company's equity compensation plans, including without limitation to approve the adoption of such plans, to reserve shares of Common Stock for issuance thereunder, to amend and interpret such plans and the awards and agreements issued pursuant thereto, and to approve awards to eligible persons under the plans and determine the terms of such awards. The Committee may authorize one or more officers of the Company to designate officers and employees to be recipients of rights or options created by the Company or to determine the number of such rights or options to be received by such officers or employees.

Assess Risk of Compensation Policies:

Review the Company’s compensation policies and practices and evaluate whether such policies and practices encourage excessive or unnecessary risk-taking.

Oversee Succession Planning and Leadership Development:

Review and evaluate the Company’s programs, priorities, and progress for the recruiting, staffing, developing and retaining of competent managers for present and future Company needs, including the management succession planning for the CEO, President and other executive officers.

Identify New Director Candidates:

Identify individuals believed to be qualified to become Board members and recommend candidates to the Board to fill new or vacant positions.  In recommending candidates to the Board, the Committee shall first consider such factors as it deems appropriate, including potential conflicts of interest, professional experience, personal character, diversity, outside commitments (for example, service on other boards) and particular areas of expertise, all in the context of the needs of the Board.

Evaluate Incumbent Directors

Evaluate and advise the Board whether an incumbent Director should be nominated for re-election to the Board upon expiration of such Director's term.

Orientation and Continuing Education Programs:

Provide, with the assistance of management, suitable programs for the orientation of new Directors and the continuing education of incumbent Directors, which include, among other things, reviewing background materials, strategic plans of the Company and meeting with Senior Management.

Establish and Maintain Corporate Governance System

Advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

Advise the Board on issues of conflict of interest for individual directors.

Examine the effectiveness of the Company’s corporate governance practices at least annually and propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

Review periodically the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

Develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public Company obligations.

Perform Other Duties:

Perform such other duties and responsibilities as may be assigned to the Committee by the Board, as designated in plan documents, as are required by law, applicable TSX-V rules, or as are otherwise necessary and advisable, in its or the Board's discretion, to the efficient discharge of its duties hereunder.

Delegation of Authority:

The Committee may form and delegate authority to subcommittees when appropriate.

Retain Outside Advisers:

The Committee has the authority, in its sole discretion, to retain, obtain the advice of, and terminate any adviser to assist it in the performance of their duties, but only after taking into consideration factors relevant to the adviser's independence from management. The Committees shall be directly responsible for the appointment, compensation and oversight of the work of any adviser retained by the Committees, and shall have sole authority to approve the adviser's fees and the other terms and conditions of the adviser's retention. The Company must provide for appropriate funding, as determined by the Committees, for payment of reasonable compensation to any adviser retained by the Committees.

D.

COMMITTEE MEETINGS AND PROCEDURES

Minimum Number of Meetings:

The Committee will convene at least 4 times each year, with additional meetings as appropriate.

Set Meeting Agenda:

The Chair of the Committee will, in consultation with other members of the Committee and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing the agenda for the meetings and conducting the meetings of the Committee.

Maintain Meeting Minutes:

The Committee shall maintain minutes or other records of meetings and activities of the committee. The Committee must file the minutes of all committee meetings in the Company records and submit them to the Board of Directors.

Quorum and Vote:

A majority of the members shall constitute a quorum. Each committee member shall have one vote and actions at meetings may be approved by a majority of the members present.

Executive Sessions, As Necessary:

The Committee may meet in executive session, including with its advisors, as it deems necessary or appropriate.

Third Party Attendance at Committee Meetings

The Committee may, in the discretion of the Chairperson, invite any director, member of management of the Company and such other persons as it seems appropriate to carry out its responsibilities, to attend the Committee’s meetings.

E.

COMMITTEE CHARTER AND PERFORMANCE REVIEW

Annual Charter Review:

The Committee shall review and reassess the adequacy of this charter on an annual basis and recommend any proposed changes to the Board.

Annual Performance Review:

The Committee shall at least annually evaluate its own performance and report to the Board on such evaluation.

F.

AUTHORITY

By adopting this Charter, the Board delegates to the Committee full authority in its discretion to:

(a)

Perform each of the responsibilities of the Committee described above

(b)

Delegate such of its authority and responsibilities as the Committee deems proper to members of the Committee or a subcommittee; and

(c)

Appoint a chair of the Committee, unless a chair is designated by the Board.